NEWS RELEASE
TSX: ELD NYSE: EGO	March 21, 2018

Eldorado Gold Reports 2017 Year-End and Fourth Quarter

Financial and Operational Results

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) today reports the Company’s financial and operational results for the fourth quarter and year ended December 31, 2017.

For information relating to the year ahead and the highlights of the Kisladag, Lamaque and Skouries Technical Reports, readers should refer to the Company’s press release titled “Eldorado Gold Reports Results of Technical Studies”, also dated March 21, 2018 (the “Technical Studies Press Release”).

Financial and Operating Results Overview

▪	Loss attributable to shareholders of $9.9 million ($0.01 per share), compared to loss attributable to shareholders of $344.2 million ($0.48 per share) in 2016. Adjusted net earnings of $15.2 million ($0.02 per share) [1] compared to an adjusted net earnings of $47.4 million ($0.07 per share) in 2016.
▪	Full year gold production of 292,971 ounces, including Olympias pre-commercial production and 7,061 ounces of gold produced from a bulk sample at our newly acquired Lamaque project in Quebec (2016: 312,299 ounces from continuing operations).
▪	Gross profit from gold mining operations of $121.2 million (2016: $158.7 million from continuing operations).
▪	Gold revenues of $333.3 million on sales of 264,080 ounces at an average realized gold price of $1,262 per ounce.
▪	All-in sustaining cash costs averaged $922 per ounce[1], slightly higher than guidance of $915 per ounce.
▪	Cash operating costs averaged $509 per ounce[1]; compared to revised 2017 guidance of $500 per ounce.
▪	The Company held $485 million in cash, cash equivalents and term deposits, and $250 million in undrawn lines of credit at year end.
▪	Completed acquisition of Integra Gold Corp. (“Integra”), for a total consideration of $357 million, inclusive of Integra shares held by Eldorado. Commenced pre-feasibility work (including test mining), and advanced construction of the Lamaque mine and refurbishment of the associated Sigma mill.

1 Throughout this press release we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance.  These are non IFRS measures.  Please see our MD&A for an explanation and discussion of these non IFRS measures.  All dollar amounts in US$, unless stated otherwise.

1

▪	Hellas Gold S.A., Eldorado’s Greek subsidiary, entered into arbitration proceedings with the Greek Government; the proceedings are expected to conclude by April 6, 2018.
▪	In November, announced the intention to move the Skouries project into care and maintenance due to continued permitting delays. Skouries is expected to be fully ramped down shortly.
▪	Olympias Phase II commissioning was completed and commercial production was achieved on December 31, 2017.
▪	Continued exploration success at Lamaque (Canada), Bolcana (Romania), Efemcukuru (Turkey), and Stratoni (Greece), with a total of 114,900 meters of drilling completed in 2017.
▪	Continued improvement to the overall safety record with a reduction in the total recordable injury frequency rate (for continuous operations) for the fourth consecutive year to 6.61 from 7.18 in 2016.
▪	George Burns appointed President and CEO in April 2017.
▪	Reconfigured the Board of Directors with retirements of Paul Wright and Jonathan Rubenstein and the appointment of Dr. George Albino as the new Chair.

Reserves and Resources

The Company ended 2017 with proven and probable gold reserves of 392 million tonnes at 1.37 grams per tonne gold containing 17.3 million ounces. A gold price of $1,200 per ounce was used in the reserve estimates, the same as in 2016.

Million Ounces
Proven and probable in-situ gold ounces as of January 1, 2017	19,263
Mined ounces including mining depletion during 2017	-576
Net discovered ounces and converted resources during 2017	+948
Net decrease due to engineering and metallurgy	-2,308
Proven and probable in-situ gold ounces as of December 31, 2017	17,327

The complete mineral reserve and mineral resource data can be found at the end of this news release and includes the data for tonnes, grades and ounces.

The 10% overall reduction in reserve ounces was primarily attributable to the planned conversion of Kisladag from a heap leach asset to a mill processing option, with resulting higher processing costs and higher recoveries. While mineable reserves at Kisladag declined by 1.7 million ounces, incorporating expected higher mill recoveries, the forecast recoverable ounces dropped by only 400,000 ounces. Lower reserves at Olympias are the result of increases in forecast operating costs and mining dilution, both based on actual data seen since start-up.

2

2017 Annual Financial Results

($ million unless otherwise noted)

2017	Q1	Q2	Q3	Q4	2017
Revenues	111.9	82.7	95.4	101.4	391.4
Gold revenues	90.5	72.2	84.4	86.2	333.3
Gold sold (ounces)	74,068	57,206	65,439	67,367	264,080
Average realized gold price ($/ounce)	1,222	1,262	1,290	1,280	1,262
Cash operating costs ($/ounce)	466	484	508	577	509
All-in sustaining cash cost ($/ounce)	791	846	925	1,104	922
Gross profit from gold mining operations	37.0	28.1	30.1	26.0	121.2
Adjusted net earnings (loss)	8.0	6.3	1.3	(0.4)	15.2
Net profit (loss) [1]	3.8	11.2	(4.2)	(20.7)	(9.9)
Earnings (loss) per share – basic ($/share) [1]	0.01	0.02	(0.01)	(0.03)	(0.01)
Earnings (loss) per share – diluted ($/share) [1]	0.01	0.02	(0.01)	(0.03)	(0.01)
Cash flow from operating activities [2]	28.2	16.9	16.3	5.1	66.5
(1)	Attributable to shareholders of the Company
(2)	Before changes in non-cash working capital

Review of Annual Financial Results

For the 12 months ended December 31, 2017, the loss attributable to shareholders of the Company was $9.9 million, (or $0.01 per share), compared to a loss of $344.2 million, or $0.48 per share in 2016. Financial results in 2017 were impacted by lower gross profit from gold mining operations, higher exploration and general and administrative costs, as well as write-downs of assets, partly offset by a gain on marketable securities related to the Integra acquisition. The loss in 2016 was mainly due to the $351.2 million loss recorded on the sale of the Company’s Chinese assets.

Adjusted net earnings for the year were $15.2 million ($0.02 per share) compared to $47.4 million ($0.07 per share) for 2016. Gross profit from gold mining operations was $37.1 million, lower year over year, mainly due to lower sales at the Turkish mines. General and administrative expenses were $16.7 million, higher year over year, due to higher legal and reorganization costs. Exploration expenses were $19.5, million higher due to an increase in exploration activities worldwide. Offsetting these cost increases was a decrease in mine standby costs of $11.3 million as well as $17.6 million in other income mainly related to interest on cash investments and a reversal of liabilities related to Integra flow through shares. Foreign exchange gain was $2.4 million as compared with a loss of $2.7 million in 2016, as the US dollar strengthened against other currencies in 2017.

Review of Fourth Quarter Results

Loss attributable to shareholders of the Company for the fourth quarter was $20.7 million ($0.03 per share) as compared to a loss for the quarter ended December 31, 2016 of $32.5 million ($0.05 per share). Adjusted losses were $0.4 million as compared to fourth quarter 2016 adjusted earnings of $2.9 million. The main factors that impacted adjusted earnings for the fourth quarter year over year were lower sales volumes partly offset by higher gold prices.

3

Operations Review

TURKEY

Kışladağ

Production at Kisladag in 2017 was 171,358 ounces of gold, which was lower than the previous year (211,161 ounces in 2016). Cash costs were $500 per ounce ($474 per ounce in 2016). Kisladag reported a reduction in ore tonnes to the leach pad year over year (13.1 million tonnes in 2017 versus 16.6 million tonnes in 2016), with no lower grade run of mine ore being placed on the pad in 2017. The average ore grade in 2017 was 1.03 grams per tonne versus 0.80 grams per tonne in 2016. Gold production, sales and revenue were down year over year due to lower grade solution from the leach pad, as a result of a combination of lower recovery material being placed on the pad later in the year and slower leach kinetics being exhibited earlier in the year. Cash costs during the year were negatively affected by a write down of 40,000 inventory ounces effective October 1st.  Capital expenditures were $27.9 million, and included capitalized waste stripping, leach pad construction, equipment overhauls and various process improvements.

During the third quarter, a significant amount of laboratory test work was undertaken, as the monthly composite samples from material placed on the pad were indicating lower gold recoveries in the 35-40% range. Throughout the remainder of the year, the Company continued to investigate alternative treatment methods, which included studies on finer particle breakage, either through milling or high pressure grinding roll crushers.

A National Instrument 43-101 - Standards of Disclosure of Mineral Projects of the Canadian Securities Administrators (“NI 43-101”) compliant pre-feasibility study outlining the planned path forward at Kisladag is expected be filed by the Company on March 29, 2018, the results of which are highlighted in the Technical Studies Press Release dated March 21, 2018. This new study indicates that the construction of a conventional carbon in pulp mill at Kisladag is technically and economically feasible and supports a 3.1 million ounce reserve with expected metallurgical recoveries of approximately 80%, to produce an average of 270,000 ounces of gold per year over nine years.

As outlined in the Technical Studies Press Release, 2018 production at Kisladag is forecast to be 120,000-130,000 ounces of gold from the leach pad at a cash cost of $600-700 per ounce including roughly $150 per ounce of non-cash inventory changes.

Efemçukuru

Gold production at Efemcukuru of 96,080 ounces was reasonably consistent year over year with slightly higher processed tonnage (481,600 tonnes in 2017 versus 476,500 tonnes in 2016) and improved recoveries (94.8% in 2017 versus 92.2% in 2016) somewhat offsetting the lower head grade (7.01 grams per tonne in 2017 versus 7.40 grams per tonne in 2016). Cash operating costs of $524 per ounce increased slightly ($514 per ounce in 2016), mainly due to the lower head grade. Capital spending of $28.9 million included costs related to capitalized underground development and various process improvements.

In 2018, Efemcukuru is expected to mine and process over 480,000 tonnes of ore at an average grade of 7.0 grams per tonne gold, producing 90,000-100,000 ounces of gold, at operating costs of $530-570 per ounce. Sustaining capital expenditures for 2018 are forecast to be approximately $20 million, spent primarily on underground mine development, equipment purchase and rebuilds and various small capital projects.

4

Exploration drilling of 20,000 metres during 2017 included resource conversion drilling on the Kestane Beleni vein and resource expansion drilling on the nearby Kokarpinar vein system. The resource conversion drilling targeted inferred resources downdip from the current production levels in the South Ore Shoot, in the transition zone between South and Middle Ore Shoots and at the Kestane Beleni Northwest zone, while resource expansion drilling at Kokarpinar tested the northern part of the vein system. 10,000 meters of exploration drilling in 2018 will continue to further test both vein systems.

GREECE

Stratoni

Concentrate tonnes produced at Stratoni were lower year over year due to decreased mill throughput and lower lead grades (5.8% in 2017 versus 6.1% in 2016) and zinc grades (9.4% in 2017 versus 10.2% in 2016). Decreased mill throughput (150,700 tonnes in 2017 vs 185,000 tonnes in 2016) was a result of limited reserves and slower than expected underground development to access the new areas. Average realized price for concentrate increased year over year ($1,227 per tonne in 2017 versus $953 per tonne in 2016) due to an increase in both lead and zinc prices. Gross profit from mining operations was similar year on year due to lower throughput and higher payabilities offsetting each other. Concentrate tonnes sold were similar year over year due to inventory remaining at the end of 2016 sold in 2017.

Major expenditures (capitalized and expensed) of $12.8 million included underground mine development related to resource evaluation activities as well as to access new ore. This included development of the hangingwall exploration drift, from which 6,000 metres of resource expansion drilling were completed, confirming the downdip continuity of the orebody from the current resource. The exploration development and drilling programs will continue through 2018, with 10,000 metres of drilling scheduled to continue testing downdip and along-strike extensions of the orebody.

For 2018, Stratoni is expected to process 160,000 tonnes of ore at grades 7.2% lead, 8.7 % zinc and 175 grams per tonne silver. Sustaining capital expenditure at Stratoni is expected to be $8 million and development capital expenditure is expected to be $8 million for the year.

BRAZIL

Vila Nova

Vila Nova remained on care and maintenance during 2017. Two shipments were completed in the first and second quarters of 2017, selling 44,734 tonnes of lump iron ore and 46,488 dry metric tonnes of sinter fines taking advantage of a short period of higher prices or iron ore.

5

Development Projects and Exploration

GREECE

On September 14, 2017, Hellas Gold received formal notice from the Greek Ministry of Finance and the Ministry of the Environment and Energy initiating Greek domestic arbitration proceedings.  The arbitration notice alleged that the Technical Study for the Madem Lakkos Metallurgical Plant for treating Olympias and Skouries concentrates in the Stratoni Valley (known as Olympias Phase III), submitted in December 2014, is deficient and thereby is in violation of the Transfer Contract and the environmental terms of the project.  The arbitration proceedings are expected to conclude by April 6, 2018. While arbitration proceedings are inherently uncertain, the Company is confident that the Technical Study is robust and consistent with the Transfer Contract, the Business Plan and the approved environmental terms of the project.

Olympias

In 2017, Olympias had pre-commercial production of 18,472 ounces of gold. On December 31, 2017, the Company achieved commercial production at Olympias Phase II. As a reminder, there is a minimum one month lag between production and sale of concentrate, which affects revenue timing and overall cash operating costs.

As previously announced, in order to provide maximum operational flexibility for mine backfilling and tailings handling, the Company is constructing a new paste backfill plant (part of the original Phase II scope) and installing an additional tailings filter. The filter press is currently being commissioned and the paste plant is expected to be commissioned during the second quarter 2018.

In 2018, Olympias is expected to mine and process 390,000 tonnes of ore at an average grade of 7.5 grams per tonne, producing 55,000-65,000 ounces of payable gold at operating costs of $550-650 per ounce. Sustaining capital expenditure is expected to be $20 million and development capital expenditure is expected to be $28 million and will include completion of the paste plant, installation of a second tailings filter, work on the Kokkinolakas tailings management facility and further drilling. The Olympias mine also produces significant amounts of lead-silver and zinc concentrates and, depending on metal prices, the Company may take advantage of the flexibility inherent in this polymetallic orebody in order to optimize cash flow.

In 2018, the exploration drilling program at Olympias is expected to be 7,000 meters and will be focused on the eastern zone.

Skouries

Capital expenditure at Skouries in 2017 totalled $73.2 million. Project development was slowed considerably in the second half of 2017 due to continued permitting delays throughout the year. The Company announced its intention to move the project into care and maintenance in November 2017 and the ramp-down to care and maintenance is expected to be complete shortly.

Development capital expenditure at Skouries for 2018 is expected to be $20 million as the project fully transitions to care and maintenance. Ongoing care and maintenance costs are estimated to be $3-5 million per year once fully ramped down.

6

An updated NI 43-101 compliant technical report is expected to be filed by the Company for the Skouries project on March 29, 2018, the results of which are highlighted in the Technical Studies Press Release. Economic highlights of the study include an after tax IRR of 21.2% and an NPV (5%) of $925 million, using the Company’s assumed long term metal prices of $1,300 per ounce of gold and $2.75 per pound of copper.

Perama Hill

Perama Hill remains on care and maintenance pending receipt of the necessary permits.

CANADA

Lamaque

During 2017, the Company completed the Integra acquisition and began work at its 100% wholly-owned Lamaque project. During 2017, test mining extracted 47,750 tonnes of ore with an average head grade of 8.6 g/t gold, with approximately 35,400 tonnes processed at a nearby custom milling facility.  Results from the first two batches (32,000 tonnes) with an average grade of 7.35 g/t, which was in line with expectations and recoveries were slightly higher than anticipated at an average 95.4% for the toll treatment. In 2017 the company spent $35.8 million in development capital at Lamaque.

Capital expenditures at Lamaque to reach commercial production are $122 million plus $57 million of pre-commercial production costs, offset by $80 million in pre commercial gold sales, for a net start-up capital of $99 million. The Company expects to extract roughly 200,000 tonnes of ore grading 8.03 grams per tonne gold, containing approximately 40,000 ounces and anticipates toll milling a portion of the ore and producing 25,000 to 35,000 ounces.

Since the July 2017 acquisition, over 44,000 metres of resource conversion and resource expansion drilling have been completed and an additional 34,000 metres of exploration drilling is planned for 2018.

An NI 43-101 compliant technical report with respect to Lamaque is expected to be filed by the Company on March 29, 2018, the results of which are highlighted in the Technical Studies Press Release. A maiden Reserve of 893,000 ounces was declared for the Triangle Zone, within Measured and Indicated Resources of 1.3 million ounces with a further 1.3 million ounces of Inferred Resources. The technical report outlines an initial seven year mine life with production averaging 117,000 ounces per year. Exploration for 2018 is budgeted at $7 million.

BRAZIL

Tocantinzinho

A total of $9.9 million was spent on the project in 2017 on detailed engineering for the tailings dam, CIP tails pond, waste rock dump, basic engineering design, land agreement, administration and others. The installation licences for the project site (mine, process plant and infrastructure), for the tailings structures and for the project power line were received in 2017. The mining concession application is under review by the federal branch of the Mines Ministry and the approval is expected in the second quarter of 2018.

Work planned for 2018 is limited to permitting support, site maintenance and security, finalizing land agreements for the site and power line and environmental compensation programs. Consideration of a construction decision at Tocantinzinho has been deferred until the mining concession is in place and a development project review is completed. Capital spending in 2018 is expected to be $8 million.

7

ROMANIA

Certej

During 2017, a total of $15.4 million (capitalized and expensed) was spent on Certej, mainly on geotechnical and metallurgical testing, site preparation and engineering studies. During 2018, the Company expects to spend approximately $7 million at Certej, with a focus on continuing off site infrastructure projects and advancing permitting.

Bolcana

The Bolcana project is a large copper gold porphyry system located approximately six kilometres west of the Company’s Certej epithermal gold-silver development project in Romania.  The 2017 exploration program at Bolcana totalled over 23,000 metres of drilling in 25 holes and tested an area measuring 1,200 metres by 900 metres, locally to a depth of more than 1,200 metres.

A further 20,000 metres of drilling is planned for 2018, which will complete drill hole coverage over the porphyry system to a 150 metre drill hole spacing.

2018 Outlook

In 2018 Eldorado expects to produce 290,000-330,000 ounces of gold, including pre-commercial ounces from Lamaque. Cash costs are forecasted at $580-630 per ounce.

Corporate

Board and Senior Management Changes

During 2017, the following changes were made to the Board of Directors and to Senior Management:

  Dr. George Albino appointed as Board Chair, effective January 1, 2018
  George Burns appointed as President and CEO, and elected to the Board of Directors
  Paul Wright and Jonathan Rubenstein resigned as directors
  Reduction in the Board size to eight directors from 10, as well as reduced individual director and overall Board compensation
  Ross Cory retired from the Board effective April 27, 2017 as he did not stand for re-election at the Annual General Meeting
  Jason Cho promoted to Executive Vice President, Strategy and Corporate Development

The following changes were made to the Board Committees:

Compensation Committee

  Steve Reid appointed as Chair to replace Jonathan Rubenstein
  Dr. George Albino replaced Robert Gilmore

8

Sustainability Committee

  Michael Price appointed as Chair to replace Steve Reid
  Robert Gilmore replaced Dr. George Albino

No changes were made to the composition of the Audit Committee or the Corporate Governance and Nominating Committee.

Subsequent to year end, the following management changes also occurred:

•	Dawn Moss, EVP Administration, retired on February 28, 2018
•	Eduardo Moura, VP Special Advisor to the CEO, departed the Company as of February 28, 2018
•	Timothy Garvin, EVP General Counsel, joined the Company on February 20, 2018
•	Andor Lips, joined the Company as VP Government Relations, Europe on February, 19 2018
•	Announcement that Fabiana Chubbs, Chief Financial Officer, will depart at the end of April 2018

Dividend

Pending the results of the technical reports and potential subsequent capital requirements, the Company suspended cash payment of its semi-annual dividend payment effective the first quarter of 2018.

Conference Call

A conference call to discuss the details of the Company’s 2017 Fourth Quarter and Year End 2017 Results and Technical Reports will be held by senior management on March 22, 2018 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com

Conference Call Details		Replay (available until April 6, 2018)
Date:	Thursday, March 22, 2018	Toronto:	416 849 0833
Time:	8:30 am PT (11:30 am ET)	Toll Free:	855 859 2056
Dial in:	647 427 7450	Pass code:	506 9276
Toll free:	888 231 8191

About Eldorado Gold

Eldorado is a leading intermediate gold producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia, Canada and Brazil.  The Company's success to date is based on a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with the communities where it operates.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production, projected cash cost, planned capital and exploration expenditures for 2018; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules and results of litigation and arbitration proceedings.

9

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; revised guidance; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; risks related to the impact of the sale of our Chinese assets and the acquisition and integration of Integra on the Company’s operations; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Chief Operating Officer for Eldorado Gold Corporation, and a "qualified person" under NI 43-101.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

10

Contacts

Investor Relations

Peter Lekich, Manager Investor Relations

604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media

Louise Burgess, Director Communications & Government Relations

604.687.4018 or 1.888.353.8166 louiseb@eldoradogold.com

11

Q4 and Fully Year 2017 Gold Production Highlights (in US$)

	Fourth Quarter 2017	Fourth Quarter 2016	2017	2016	2018 Outlook[5]
Gold Production
Ounces Sold	67,367	84,682	264,080	311,028	n/a
Ounces Produced[1]	83,886	82,804	292,971	312,299	290,000 to 330,000
Cash Operating Cost ($/oz)[2,4]	577	472	509	487	580 to 630
Total Cash Cost ($/oz)[3,4]	603	482	534	502	n/a
Realized Price ($/oz - sold)	1,280	1,204	1,262	1,249	n/a
Kişladağ Mine, Turkey
Ounces Sold	44,317	59,416	171,505	211,284	n/a
Ounces Produced	44,356	59,591	171,358	211,161	120,000 to 130,000
Tonnes to Pad	3,332,990	3,916,917	13,061,861	16,565,254	n/a
Grade (grams / tonne)	1.02	0.74	1.03	0.80	n/a
Cash Operating Cost ($/oz)[4]	604	456	500	474	600 to 700
Total Cash Cost ($/oz)[3,4]	626	465	522	488	n/a
Efemçukuru Mine, Turkey
Ounces Sold	23,050	25,266	92,575	99,744	n/a
Ounces Produced	25,463	23,213	96,080	98,364	90,000 to 100,000
Tonnes Milled	119,135	123,815	481,649	476,528	n/a
Grade (grams / tonne)	7.46	7.39	7.01	7.4	n/a
Cash Operating Cost ($/oz)[4]	525	512	524	514	530 to 570
Total Cash Cost ($/oz)[3,4]	559	522	556	530	n/a
Olympias, Greece
Ounces Sold	-	-	-	-	n/a
Ounces Produced[1]	7,174	-	18,472	2,774	55,000 to 65,000
Tonnes Milled	-	-	-	87,350	n/a
Grade (grams / tonne)	-	-	-	2.47	n/a
Cash Operating Cost ($/oz)[4]	-	-	-	-	550 to 650
Total Cash Cost ($/oz)[3,4]	-	-	-	-	n/a
Lamaque, Canada
Ounces Sold	-	-	-	-	n/a
Ounces Produced[1]	7,061	-	7,061	-	25,000 to 35,000
Tonnes Milled	35,411	-	35,411	-	n/a
Grade (grams / tonne)	7.69	-	7.69	-	n/a
Cash Operating Cost ($/oz) [4]	-	-	-	-	n/a
Total Cash Cost ($/oz) [3,4]	-	-	-	-	n/a
[1]	Ounces produced includes pre-commercial production in 2017 at Olympias and Lamaque and production from tailings retreatment in 2016 at Olympias.
[2]	Cost figures calculated in accordance with the Gold Institute Standard.
[3]	Cash operating costs, plus royalties and the cost of off-site administration.
[4]	Cash operating costs and total cash costs are non-IFRS measures. Please see our MD&A for an explanation and discussion of these.
[5]	Outlook assumes the following metal prices: $1,250 per ounce of gold, $17 per ounce of silver.

12

Eldorado Gold Mineral Reserves, as of December 31, 2017

Project	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven and Probable
Gold	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej	22,788	1.93	1,414	21,500	1.43	988	44,288	1.69	2,402
Efemcukuru	2,032	7.12	465	2,020	6.34	412	4,052	6.73	877
Kisladag	113,253	0.83	3,032	5,306	0.60	102	118,560	0.82	3,134
Lamaque	111	8.78	31	3,698	7.25	862	3,809	7.30	893
Olympias	3,610	7.49	870	11,122	7.21	2,577	14,732	7.28	3,447
Perama	2,477	4.44	354	7,220	2.68	621	9,697	3.13	975
Skouries	75,804	0.87	2,132	81,862	0.62	1,641	157,666	0.74	3,773
Tocantinzinho	16,699	1.53	821	22,914	1.36	1,003	39,613	1.43	1,824

TOTAL GOLD	236,774	1.20	9,119	155,642	1.64	8,206	392,417	1.37	17,325
Silver	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej	22,788	10	7,004	21,500	12	8,551	44,288	11	15,555
Olympias	3,610	105	12,165	11,122	120	42,756	14,732	116	54,921
Perama	2,477	3	254	7,220	4	897	9,697	4	1,151
Stratoni	0	0	0	497	178	2,844	497	178	2,844
TOTAL SILVER	28,875	21	19,423	40,339	42	55,048	69,214	33	74,471
Copper	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Skouries	75,804	0.52	393	81,862	0.47	386	157,666	0.49	779
TOTAL COPPER	75,804	0.52	393	81,862	0.47	386	157,666	0.49	779
Lead	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	3,610	3.5	126	11,122	4.0	442	14,732	3.9	568
Stratoni	0	0.0	0	497	7.0	35	497	7.0	35
TOTAL LEAD	3,610	3.5	126	11,619	4.1	477	15,229	4.0	603
Zinc	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	3,610	4.8	173	11,122	5.5	610	14,732	5.3	783
Stratoni	0	0.0	0	497	8.4	42	497	8.4	42
TOTAL ZINC	3,610	4.8	173	11,619	5.6	652	15,229	5.4	825

13

Eldorado Gold Mineral Resources, as of December 31, 2017

Project	Measured Resources			Indicated Resources			Total Measured and Indicated			Inferred Resources
Gold	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej	27,518	1.80	1,592	62,463	1.23	2,472	89,981	1.40	4,064	12,228	0.96	376
Efemcukuru	2,668	8.04	689	2,628	7.10	599	5,296	7.57	1,288	3,580	6.20	714
Kisladag	367,425	0.64	7,596	92,954	0.47	1,411	460,379	0.61	9,007	290,466	0.45	4,165
Lamaque	132	10.40	44	4,565	8.39	1,231	4,697	8.45	1,275	5,368	7.29	1,258
Olympias	3,627	9.39	1,096	10,804	8.57	2,978	14,431	8.78	4,074	3,675	8.12	960
Perama	3,064	4.30	424	9,375	3.18	958	12,439	3.46	1,382	8,766	1.96	554
Piavitsa				0	0.00	0	0	0.00	0	10,542	5.70	1,932
Sapes				2,423	6.08	474	2,423	6.08	474	1,011	10.65	346
Skouries	100,018	0.79	2,534	189,263	0.47	2,867	289,281	0.58	5,401	170,136	0.31	1,680
Tocantinzinho	17,530	1.51	851	31,202	1.26	1,264	48,732	1.35	2,115	2,395	0.90	69

TOTAL GOLD	521,982	0.88	14,826	405,677	1.09	14,254	927,659	0.98	29,080	508,167	0.74	12,054
Silver	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej	27,518	9	7,768	62,463	9	17,833	89,981	9	25,601	12,228	3	1,364
Olympias	3,627	131	15,314	10,804	141	48,855	14,431	138	64,169	3,675	112	13,142
Perama	3,064	3	335	9,375	9	2,833	12,439	8	3,168	8,766	7	1,860
Piavitsa				0	0	0	0	0	0	10,542	57	19,156
Stratoni	0	0	0	633	205	4,172	633	205	4,172	246	145	1,147
TOTAL SILVER	34,209	21	23,417	83,275	28	73,693	117,484	26	97,110	35,457	32	36,669
Copper	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Skouries	100,018	0.48	484	189,263	0.40	758	289,281	0.43	1,242	170,136	0.34	578
TOTAL COPPER	100,018	0.48	484	189,263	0.40	758	289,281	0.43	1,242	170,136	0.34	578
Lead	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	3,627	4.4	157	10,804	4.7	509	14,431	4.6	666	3,675	3.4	125
Stratoni	0	0.0	0	633	8.0	50	633	8.0	50	246	5.4	13
TOTAL LEAD	3,627	4.3	157	11,437	4.9	559	15,064	4.8	716	3,921	3.5	138
Zinc	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	3,627	5.9	213	10,804	6.7	725	14,431	6.5	938	3,675	3.9	142
Stratoni	0	0.0	0	633	9.3	59	633	9.3	59	246	8.4	21
TOTAL ZINC	3,627	5.9	213	11,437	6.9	784	15,064	6.6	997	3,921	4.2	163

Notes on Mineral Resources and Reserves

1.	Mineral reserves and mineral resources are as of December 31, 2017.
2.	Mineral reserves are included in the mineral resources.
3.	The mineral reserves and mineral resources are disclosed on a total project basis.

Mineral Reserve Notes

1.	Long Term Metal Price Assumptions
▪	Gold price: $1,200/oz
▪	Silver price: $16.00/oz (for Stratoni it was $8.14/oz Ag as governed by a streaming agreement with Silver Wheaton (Caymans) Ltd.)
▪	Copper price: $2.50/lb
▪	Lead price: $1,800/t
▪	Zinc price: $2,000/t

14

Due to a limited mine life for Stratoni (3 years) current Pb and Zn prices were used for its mineral reserves ($2,400/t Pb and $2,712/t Zn)

2.	Skouries

The open pit design is based on permit limits, not metal prices, therefore insensitive to a falling or rising metal price environment. The underground designs were based on a Cu price of $3.00/lb. The change in the Cu price to $2.50/lb has no impact to the underground portion of the mineral reserves developed at that time given that the margin on the lowest value ore has been demonstrated to remain positive against the backdrop of updated operating costs. Nevertheless, it is recognized that at the lower Cu price approximately 17 Mt of the mineral reserves have marginal value, and a further decrease in metal prices would render these uneconomic. The impact would not be felt until the latter part of the project’s long minelife as the lower grade resources are located on the periphery of the orebody and at depth. Furthermore, the loss of these resources would not change the design philosophy or placement of long-term underground infrastructure, the result would be simply a shorter minelife.

3.	Cut-off Grades

Kisladag: $12.25 NSR ; Efemcukuru: 3.08 g/t Au; Lamaque: 3.50 g/t; Perama: 0.8 g/t Au; Tocantinzinho: 0.42 g/t Au; Skouries: $12.00 NSR (open pit), $33.33 NSR (underground); Olympias: $130 NSR; Stratoni: 14.3% Zn Equivalent grade (=Zn%+Pb%*1.1+Ag%*114); Certej: 0.90 g/t Au Equivalent grade (=Au(g/t)+Ag(g/t)*0.0121).

4.	Qualified Persons
▪	John Nilsson, P.Eng., of Nilsson Mine Services, is responsible for the Kisladag, Skouries (open pit), Certej and Tocantinzinho mineral reserves;
▪	Doug Jones (Registered Member - SME), consultant for the Company, is responsible for the Efemcukuru, Olympias, Stratoni and Perama mineral reserves;
▪	Colm Keogh, P.Eng, Manager, Underground Mining for the Company, is responsible for the Skouries (underground) and Lamaque mineral reserves.

Mineral Resource Notes

1.	Cut-off Grades

Kisladag: 0.30 g/t Au for M+I, 0.35 g/t for Inferred; Efemcukuru: 2.5 g/t Au; Lamaque: 2.5 g/t; Perama: 0.5 g/t Au; Tocantinzinho: 0.3 g/t Au; Certej: 0.7 g/t Au; Skouries: 0.20 g/t Au Equivalent grade (open pit), 0.60 g/t Au Equivalent grade (underground) (=Au g/t + 1.6*Cu%); Olympias: $50 NSR; Piavitsa: 3.5 g/t Au; Sapes: 2.5 g/t Au (underground), 1.0 g/t Au (open pit). Resource cut-off for Stratoni are geological based due to the sharpness of the mineralized contacts and the high grade nature of the mineralization.

2.	Qualified Persons
▪	Stephen Juras, Ph.D., P.Geo., Director, Technical Services for the Company, is responsible for all of the Company's mineral resources except for those associated with Efemcukuru and Sapes.
15

▪	Ertan Uludag, P.Geo, Resource Geologist for the Company, is responsible for the Efemcukuru mineral resources.
▪	Peter Lewis, Ph.D., P.Geo., Vice President, Exploration for the Company, is responsible for the Sapes mineral resources.

.

16

Eldorado Gold Corporation

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	December 31, 2017	December 31, 2016

		$	$
ASSETS
Current assets
Cash and cash equivalents	6	479,501	883,171
Term deposits		5,508	5,292
Restricted cash		310	240
Marketable securities		5,010	28,327
Accounts receivable and other	7	78,344	54,315
Inventories	8	168,844	120,830
		737,517	1,092,175
Restricted cash and other assets	10	22,902	48,297
Defined benefit pension plan	16	9,919	11,620
Property, plant and equipment	11	4,227,397	3,645,827
Goodwill	12	92,591	-
		5,090,326	4,797,919
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	13	110,651	90,705
Current portion of asset retirement obligation	15	3,489	-
		114,140	90,705
Debt	14	593,783	591,589
Defined benefit pension plan	16	13,599	10,882
Asset retirement obligations	15	96,195	89,778
Deferred income tax liabilities	17	549,127	443,501
		1,366,844	1,226,455
Equity
Share capital	18	3,007,924	2,819,101
Treasury stock		(11,056)	(7,794)
Contributed surplus		2,616,593	2,606,567
Accumulated other comprehensive loss		(21,350)	(7,172)
Deficit		(1,948,569)	(1,928,024)
Total equity attributable to shareholders of the Company		3,643,542	3,482,678
Attributable to non-controlling interests		79,940	88,786
		3,723,482	3,571,464
		5,090,326	4,797,919

Approved on behalf of the Board of Directors

(Signed) John Webster                 Director

(Signed) George Burns                 Director

Please see the Consolidated Financial Statements dated December 31, 2017 for notes to the accounts.

17

Eldorado Gold Corporation

Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

For the year ended December 31	Note	2017	2016
		$	$
Revenue
Metal sales		391,406	432,727

Cost of sales
Production costs	26	192,740	194,669
Inventory write-down	8	444	-
Depreciation and amortization		72,130	74,887
		265,314	269,556
Gross profit		126,092	163,171

Exploration expenses		38,261	18,773
Mine standby costs		4,886	16,140
Other operating items		3,658	-
General and administrative expenses		54,574	37,851
Acquisition costs	5a	4,270	-
Defined benefit pension plan expense	16	3,451	5,602
Share based payments	19	11,218	10,559
Write-down of assets	11	46,697	4,529
Foreign exchange loss (gain)		(2,382)	2,708
Operating profit (loss)		(38,541)	67,009

Loss on disposal of assets		(462)	(2,121)
Gain (loss) on marketable securities and other investments		27,425	(4,881)
Other income		17,575	243
Asset retirement obligation accretion	15	(2,006)	(1,795)
Interest and financing costs		(3,199)	(9,757)

Profit from continuing operations before income tax		792	48,698
Income tax expense	17	19,383	56,205
Loss from continuing operations		(18,591)	(7,507)
Loss from discontinued operations	5b	(2,797)	(339,369)
Loss for the year		(21,388)	(346,876)

Attributable to:
Shareholders of the Company		(9,935)	(344,151)
Non-controlling interests		(11,453)	(2,725)
Loss for the year		(21,388)	(346,876)

Loss attributable to shareholders of the Company
Continuing operations		(7,138)	(2,683)
Discontinued operations		(2,797)	(341,468)
		(9,935)	(344,151)

Weighted average number of shares outstanding (thousands)	27
Basic		753,565	716,587
Diluted		753,565	716,593

Loss per share attributable to shareholders
of the Company:
Basic loss per share		(0.01)	(0.48)
Diluted loss per share		(0.01)	(0.48)

Loss per share attributable to shareholders
of the Company - continuing operations:
Basic loss per share		(0.01)	(0.00)
Diluted loss per share		(0.01)	(0.00)

Please see the Consolidated Financial Statements dated December 31, 2017 for notes to the accounts.

18

Eldorado Gold Corporation

Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

For the year ended December 31	Note	2017	2016
		$	$

Loss for the year		(21,388)	(346,876)
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets		15,878	11,115
Income tax on change in fair value of available-for-sale financial assets		(2,595)	(1,428)
Reversal of unrealized gains on available-for-sale investments on
acquistion of Integra, net of taxes		(24,340)	-
Transfer of realized loss on disposal of availabe-for-sale financial assets		-	4,901
Actuarial losses on defined benefit pension plans	16	(3,121)	(1,188)
Total other comprehensive income (loss) for the year		(14,178)	13,400
Total comprehensive loss for the year		(35,566)	(333,476)

Attributable to:
Shareholders of the Company		(24,113)	(330,751)
Non-controlling interests		(11,453)	(2,725)
		(35,566)	(333,476)

Please see the Consolidated Financial Statements dated December 31, 2017 for notes to the accounts.

19

Eldorado Gold Corporation

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the year ended December 31	Note	2017	2016
		$	$
Cash flows generated from (used in):
Operating activities
Loss for the year from continuing operations		(18,591)	(7,507)
Items not affecting cash:
Asset retirement obligation accretion		2,006	1,795
Depreciation and amortization		72,130	74,887
Unrealized foreign exchange loss (gain)		(471)	1,191
Deferred income tax expense (recovery)		(19,849)	9,039
Loss on disposal of assets		462	2,121
Write-down of assets	11	46,697	4,529
(Gain) loss on marketable securities and other investments		(27,425)	4,881
Share based payments		11,218	10,559
Defined benefit pension plan expense		3,451	5,602
		69,628	107,097
Property reclamation payments		(3,097)	(2,662)
Changes in non-cash working capital	20	(35,755)	32,295
Net cash provided by operating activities of continuing operations		30,776	136,730
Net cash used by operating activities of discontinued operations		(2,797)	(23,067)

Investing activities
Net cash paid on acquisition of subsidiary	5a	(121,664)	(603)
Purchase of property, plant and equipment		(345,883)	(297,667)
Proceeds from the sale of property, plant and equipment		252	4,916
Proceeds from sale of mining interest, net of transaction costs		-	792,511
Proceeds on pre-commercial production sales and tailings retreatment		38,200	3,708
Purchase of marketable securities		-	(2,526)
Proceeds from the sale of marketable securities		-	3,665
Value added taxes related to mineral property expenditures, net		22,804	-
Investment in term deposits		(216)	(910)
Decrease (increase) in restricted cash		(9,817)	9
Net cash provided (used) by investing activities of continuing operations		(416,324)	503,103
Net cash used by investing activities of discontinued operations		-	(21,784)

Financing activities
Issuance of common shares for cash		586	-
Dividend paid to shareholders		(10,610)	-
Purchase of treasury stock		(5,301)	-
Long-term and bank debt proceeds		-	70,000
Long-term and bank debt repayments		-	(70,000)
Net cash used by financing activities of continuing operations		(15,325)	-

Net increase (decrease) in cash and cash equivalents		(403,670)	594,982
Cash and cash equivalents - beginning of year		883,171	288,189
Cash and cash equivalents - end of year		479,501	883,171

Please see the Consolidated Financial Statements dated December 31, 2017 for notes to the accounts.

20

Eldorado Gold Corporation

Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the year ended December 31,	Note	2017	2016
		$	$
Share capital
Balance beginning of year		2,819,101	5,319,101
Shares issued upon exercise of share options, for cash		586	-
Transfer of contributed surplus on exercise of options		176	-
Shares issued on acquistion of Integra Gold Corp.	5a	188,061	-
Capital reduction		-	(2,500,000)
Balance end of year		3,007,924	2,819,101

Treasury stock
Balance beginning of year		(7,794)	(10,211)
Purchase of treasury stock		(5,301)	-
Shares redeemed upon exercise of restricted share units		2,039	2,417
Balance end of year		(11,056)	(7,794)

Contributed surplus
Balance beginning of year		2,606,567	47,236
Share based payments		12,241	10,264
Shares redeemed upon exercise of restricted share units		(2,039)	(2,417)
Recognition of other non-current liability and related costs		-	(1,416)
Reversal of other current liability and related costs		-	52,900
Transfer to share capital on exercise of options		(176)	-
Capital reduction		-	2,500,000
Balance end of year		2,616,593	2,606,567

Accumulated other comprehensive loss
Balance beginning of year		(7,172)	(20,572)
Other comprehensive loss for the year		(14,178)	13,400
Balance end of year		(21,350)	(7,172)

Deficit
Balance beginning of year		(1,928,024)	(1,583,873)
Dividends paid		(10,610)	-
Loss attributable to shareholders of the Company		(9,935)	(344,151)
Balance end of year		(1,948,569)	(1,928,024)
Total equity attributable to shareholders of the Company		3,643,542	3,482,678

Non-controlling interests
Balance beginning of year		88,786	169,755
Loss attributable to non-controlling interests		(11,453)	(2,725)
Increase during the period		2,607	3,257
Decrease due to sale of China Business and others		-	(81,501)
Balance end of year		79,940	88,786

Total equity		3,723,482	3,571,464

Please see the Consolidated Financial Statements dated December 31, 2017 for notes to the accounts.

21